Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Paul J. Sievers Dennis R. Baranowski Amy E. Martinez Melissa C. Martorella Alexa P. Stephenson Bryan P. Redington	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Aruna Hatti**

Alexandra Anast

Larissa Branes

Mustafa Kadri

Kyle Niewoehner

Tae K. Kim

Bibin Mannattuparampil***

* Admitted in Arizona &New Jersey

**Admitted in New York &

Washington D.C. Only

***Admitted in Florida Only

Via EDGAR and OVERNIGHT MAIL

Ms. Sonia Barros

Division of Corporate Finance - Office of Real Estate & Commodities

100 F Street, N.E.

Washington D.C. 20549

August 12, 2019

Re:	CIRCLE OF WEALTH FUND III LLC

DRAFT OFFERING STATEMENT ON FORM 1-A

FILED FEBRARY 14, 2019

FILE NO. 024-10948

Dear Ms. Barros:

This letter is submitted on behalf of CIRCLE OF WEALTH FUND III LLC (the “Company”) in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated June 19, 2019 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (File No. 024-10948) submitted for review pursuant to Regulation A under the Securities Act of 1933, as amended, to the Commission on February 14, 2019, relating to the Company’s offering of up to $50,000,000 in membership interests (the “Offering Statement”). The responses provided are based upon information provided to Geraci Law Firm by the Company. The Company is concurrently filing the Offering Statement (the “Amended Submission”), which includes amendments and revisions in response to the Staff’s comments as well as additional revisions and amendments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

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Re: Response Letter

August 12, 2019

Response to Comment No. 1

In response to the Staff’s comment, the Company or the Manager currently does not have an agreement for paying a broker-dealer for commissions or fees. In the event that the Company enters into an agreement with a licensed broker-dealer, the Company will amend the Offering Circular and notify potential investors of the engagement, including any fees or commissions associated with the payment the investors must take. It is anticipated that such commission or fees will be up to 8% of the proceeds received from sale of Membership Interests, which may be vary in specific instances and may be lower than 8%. Accordingly, the Offering Circular has been amended to reflect the change, as follows (in bold):

Membership Interests will be offered and sold directly by the Company, the Manager and the Company’s and Manager’s respective officers and employees. No commissions for selling Membership Interests will be paid to the Company, the Manager or the Company’s or Manager’s respective officers or employees. While most Membership Interests are expected to be offered and sold directly by the Company, the Manager and their respective officers and employees, the Company or Manager has reserved the right to offer and sell Membership Interests through the services of independent broker/dealers who are member firms of the Financial Industry Regulatory Authority (“FINRA”). As of the date of this Offering Circular, the Company or Manager has not engaged any broker-dealer, and has no agreement for paying a broker-dealer commissions or fees. In the event the Company enters into an agreement with a licensed broker-dealer, the Company will amend the Offering Circular and other necessary documents, and notify Investors of such engagement. It is anticipated that the customary and standard commissions of a licensed broker-dealer may be up to Eight Percent (8%) of the proceeds received for the sale of Membership Interests. Notwithstanding the foregoing, the amount and nature of commissions payable to broker/dealers is expected to vary in specific instances and may be lower than the one listed herein. The Investor who is admitted to the Company through such broker/dealer (and not the Company nor the Manager) will be responsible for all such commissions payable to broker/dealers (and such payments may reduce the Investor’s invested capital).

Please see pages 5, 11, and 14 of the Offering Circular.

Comment No. 2

1.	We note your response to comments 1 and 9, and we reissue those comments in part. Please revise to discuss what rights investors may have after remitting payment, but prior to settlement. In addition, we note that you may pause your offering when “market conditions…[do] not allow the Company to continuously find new opportunities that fit its investment criteria” and adjust the purchase price. Given that you plan to take market conditions into account when accepting subscription and make adjustments to the price, please tell us in more detail how these pauses are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

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Re: Response Letter

August 12, 2019

Response to Comment No. 2

In response to first portion of Staff’s comment, the investors have limited rights after remitting payment, but prior to settlement. Specifically, the Investor has the right to seek and receive his, her, or its funds subject to the procedure provided in page 19 of the Offering Circular. Specifically, if the admission as a Member takes longer than Fifteen (15) days, the Investor may request in writing to recover his, her, or its investment funds. If, upon receipt of such request in writing, the Manager has not yet admitted the Investor as a Member, then Manager will return the Investor’s funds to the investor and revoke the Subscription Agreement within Ten (10) business days of receipt of such request from the Investor.

Please see page 16 for the revised Offering Circular reflecting the specifics of such rights, to reflect the change as follows (in bold):

After funding the Platform account but prior to admission as a Member of the Company, the Investor has the right to seek (and receive) his, her, or its funds subject to the procedure provided herein. Specifically, should the process from depositing an Investor’s funds into the Operating Account and admission as a Member take longer than Fifteen (15) days, the Investor may request in writing to recover his, her or its investment funds. If, upon receipt of such request in writing, the Manager has not yet admitted the Investor as a Member, then Manager will return the Investor’s funds to the investor and revoke the Subscription Agreement within Ten (10) business days of receipt of such request from the Investor.

In response to second portion of Staff’s comment, the Company agrees that market conditions should not be taken into account for adjustment of purchase price under Rule 251(d)(3)(i)(F). As such, the Company does not intend to pause the offering nor rely on market conditions to adjust the purchase price. Instead, the Company intends to continually offer the Membership Interests to investors at One Thousand Dollars ($1,000) per Membership Interests. Any additional purchase of Membership Interests will be made on an increment of One Thousand Dollars ($1,000) per Membership Interests. In the event that the Company intends to adjust the purchase price, the Company will update and amend the Offering Circular and other necessary documents to indicate such adjustments. The sale of securities may happen sporadically over the term of the Offering. Please see page 17 of the revised Offering Circular, to reflect the change as follows (in bold):

This Offering is made to Qualified purchasers to purchase Membership Interests in the Company. The Minimum Investment Amount per Investor is One Thousand Dollars ($1,000). (See “Investor Suitability” below.) While the Offering is still open, Members that have subscribed for at least the Minimum Investment Amount may purchase additional Membership Interests in increments of One Thousand Dollars ($1,000), provided that such additional purchase of Membership Interests complies with Regulation A, Tier II requirements. The Company generally shall not offer fractional Membership Interests for sale, except for Members who seek to reinvest their distributions. The Manager currently does not intend to adjust the price of the Membership Interests. However, in the event the Manager adjust the purchase price of the Membership Interests, the Manager shall update and amend the Offering Circular and other necessary documents to indicate such adjustments.

In addition, and for purposes of clarity, the Company has removed “current market conditions” and replaced with “fair market value of real property” to more clearly reflect the transaction in the event of sale of real property. Please see page 49.

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Re: Response Letter

August 12, 2019

Comment No. 3

1.	We note your response to comment 11 and revised disclosure, and we reissue the comment. Please revise your cover page to provide disclosure regarding the shares to be offered pursuant to your dividend reinvestment plan. Please refer to Item 501 of Regulation S-K.

Response to Comment No. 3

In response to Staff’s comments, and pursuant to Item 501 of Regulation S-K, the Company states in the cover page that it intends to offer Membership Interests at One Thousand Dollars ($1,000) per Membership Interests for a total of Fifty Thousand (50,000) units of Membership Interests. In addition, for reinvestments, the reinvestment Offering price will also be One Thousand Dollars ($1,000) per Membership Interests. Only for reinvestment purposes, Members may purchase additional Membership Interests on a fractional basis provided that the Member has already purchased a minimum of One (1) Membership Interest and has elected to reinvest distributions received from the Company at the time of subscription.

Accordingly, we have amended the cover page (pages 1 and 2), and page 17 to clarify the reinvestment plan, as follows (in bold):

The minimum investment amount per Investor is One Thousand Dollars ($1,000) for a total of Fifty Thousand (50,000) units of Membership Interests. The units of Membership Interests offered by the Company may also be purchased by the Members pursuant to the reinvestment plan provided herein. The Offering price for reinvestment will be One Thousand Dollars ($1,000) per Membership Interests. The Member may purchase additional Membership Interests on a fractional basis. (See “Terms of the Offering – Election to Reinvest” below). Although the Company does not intend to list the Membership Interests for trading on a stock exchange or other trading market, the Company has adopted a redemption plan designed to provide Members with limited liquidity for their investment in the Company’s Membership Interests. (See “Terms of the Offering – Withdrawal / Redemptions” below.)

In addition, an investment in the Company is subject to restrictions on withdrawal (See “Summary of the Operating Agreement – Withdrawal / Redemption” below.) Subject to the terms and conditions provided herein, Members will have the option to either receive income distributions from the Company or reinvest their distributable share of Company earnings back into the Company. As stated above, the Offering price for reinvestment will be One Thousand Dollars ($1,000) per Membership Interests. The Member may purchase fractional interests of Membership Interests provided that the Member has already purchased a minimum of One (1) Membership Interest and has elected to reinvest distributions received from the Company at the time of subscription. For example, if the Company allocated One Hundred Dollars ($100) to a Member for distribution, and the Member had elected to reinvest its shares at the time of subscription, such Member may reinvest to purchase One-Tenth of One (1/10th of 1) Membership Interests. (See “Preferred Return, Cash Distributions; Election to Reinvest” below.) Reinvestments of distributions will be allowed to the extent that the Offering remains ongoing. Members will be allowed to withdraw and redeem their Membership Interests as set forth below. (See “Terms of the Offering – Withdrawal / Redemptions” below.)

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Re: Response Letter

August 12, 2019

Comment No. 4

1.	We note your response to comment 12 and revised disclosure, and we reissue the comment. Please revise your offering circular to clarify the relationships among your Manager, the fictitious entities, and you, and discuss any risks posed by the Manager operating under these fictitious business names.

Response to Comment No. 4

In response to the Staff’s comment, please see the revised Offering Circular, specifically under page 8, and 42-43.

As noted in response to comment 13 (noted above as 12), the Manager, Secured Investment Corp., is currently operating or doing business under various fictitious business names, as follows: The Lee Arnold System of Real Estate Investing, Cogo Capital, and Lake City Servicing (collectively, “FBNs”). These FBNs are not separate or distinct legal entities. Rather, they are all Manager and distinct in name only. All income derived from these operations will be attributable to the Manager.

The relationship between the Company and the Manager is that the Manager manages the Company, and the Manager provides variety of services to the Company under these FBNs, such as loan servicing (under FBN Lake City Servicing), and loan origination (under FBN Cogo Capital), and educational programming (under FBN The Lee Arnold System of Real Estate Investing).

As noted in pages 42-43, the risks involved pertaining to the FBNs may be, as follows:

Manager has multiple business operations under several fictitious business names which may create greater exposure of liability.

The Manager is operating under several fictitious business names, specifically, Lake City Servicing, Cogo Capital, and The Lee Arnold System of Real Estate Investing. A fictitious business name is a trade name in which a business may operate under a different name than that of a legal name, which in this case, is Secured Investment Corp. A use of fictitious business name does not create limited liability protection, as a fictitious business name is not a separate entity.

As noted above, the Manager is using various fictitious business names to operate its businesses. The fictitious business names were created simply for the purposes of operations and marketing efficiencies within the same management company. The Manager is using the name Lake City Servicing as a servicer of the Loans. The Manager is using Cogo Capital as the originator of the Loans. Lastly, the Manager is using the name The Lee Arnold System of Real Estate Investing to provide real estate educational services to its students. These fictitious business names are not separate or distinct legal entities. They are only distinguishable in name only. Accordingly, the Manager will have greater exposure of liability than it would if the Manager established three separate entities.

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Re: Response Letter

August 12, 2019

The Manager’s use of several fictitious business names may create confusion among investors, borrowers, or other parties.

The Manager’s use of several fictitious business names in operating its businesses may create confusion among investors, borrowers, students, or other counterparties doing business transactions with the Manager. Confusion may lead to deterrence in capital raising, lawsuits, or other events which may adversely impact the Company and the Members, including loss of income.

The Manager may restructure these business operations in the future and incur additional costs.

Even though the Manager currently does not intend to restructure the business operations from using the fictitious business names, the Manager reserves the right to do so, including cancelling the fictitious business names. In such event, the Manager may incur costs that may be greater than anticipated for restructuring, including, without limitations, cost of formation of entities, legal fees, or tax liabilities. The Manager will update the Offering Circular and notify the investors if such restructuring occurs.

Comment No. 5

1.	We note your response to comment 16, and we reissue the comment in part. Please provide more information regarding your share redemption program including the price at which you will redeem Member Interests. You also state in your response that “Net Asset Value for a Company will be determined in accordance with GAAP standards.” Given that Net Asset Value is not a GAAP standard, please revise to clarify your statement. Finally, please revise to confirm that you may discount non-performing or defaulted loans when calculating NAV even if the value of the underlying property has increased.

Response to Comment No. 5

In response to the Staff’s comment, the Company erred that the Net Asset Value is not GAAP standard, and thus, withdraw this statement in the initial response. The Company reiterates that the redemption policy of Membership Interests is based on the capital account balance held with the Company. The prerequisites and restrictions in place are as follows: the Member must hold the Membership Interests for a minimum of twelve (12) months and then must request withdrawal of capital / redemption ninety (90) days prior to the intended date. Subject to limitations including an annual cap of ten percent (10%) of the Company’s outstanding capital, the Member will be redeemed as follows: twenty five percent (25%) of the requested withdrawal each quarter over the following four (4) quarters.

Once the Member satisfies the conditions stated above, the Company will redeem the Membership Interests based on the capital account balance that the Member holds with the Company. The calculation of the capital account is as follows:

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Re: Response Letter

August 12, 2019

The Company will establish and maintain a capital account for each Member upon admission to the Company, in which the amount paid by such Member for purchase of Membership Interests will be credited with that amount to the capital account. Thereafter, Member’s capital account may be adjusted on a monthly basis by the following: (1) the Member’s capital account balance will be increased by (i) the amount of any money the Member contributes to the Company’s capital to purchase additional Membership Interests, including any reinvestment of his, her, or its portion of the Company’s distribution made by such Member; and (ii) the Member’s share of the Company’s Profits and any separately stated items of income or gain. (2) the Member’s capital account balance will be decreased by: (i) the amount of any money the Company distributes to the Member; (ii) the Member’s share of the Company’s Losses and any separately stated items of deduction or loss; and (iii) the amount of any withdrawals or redemption made by such Member in accordance with the redemption policy stated in the Summary of the Offering in the Offering Circular.

As defined in Section 1.2 of the Operating Agreement, “Profit,” as to a positive amount, and “Loss,” as to a negative amount, mean, for a Taxable Year, the Company’s income or loss for the Taxable Year, as determined in accordance with accounting principles appropriate to the Company’s method of accounting and consistently applied.”

Please see pages 13 and 18 for the revised section “Withdrawal / Redemptions” in the Offering Circular, and page 58 in clarifying the capital account balance, and sections 3.3 and 4.6 of the Operating Agreement.

The value of the Company will not be used to calculate the redemption price of the Member’s Membership Interests. As such, the Company has removed the provisions related to net asset value of the Company in “Withdrawal / Redemptions” in the Offering Circular. Please see pages 13 and 18 of the Offering Circular.

Comment No. 6

1.	We note your response to comment 17, and we reissue the comment. Please clarify whether your Manager plans to give Arnold Program participants preferential treatment when considering them for loans, and if so, please include risk factor disclosure in which you discuss the risks that this business model poses for investors.

Response to Comment No. 6

As stated more fully in page 24, Section 9 under Lending Standards and Guidelines, the Manager provides certain benefits to the Arnold Program participants when lending to these participants. First, the Company may originate and deliver up to Four (4) loans to the borrowing participants. Conversely, a non-participant generally may not borrow such number of loans unless the non-participant has at least several years in the real estate business and has been an established borrower with the Company or its Affiliates. Second, the Manager may allow the participants to borrow money and secure the real property at a higher loan-to-value ratio than the non-participants, and the Manager may finance the closing costs, rehabilitation costs, and costs associated with refinancing the loans. In essence, the fees earned by the Manager from the loans may to be tacked onto the loan principal amount provided to the participant borrower, such that the participant borrower may defer payment of these fees until the maturity of the loan. There are no other benefits or preferential treatment to the participants.

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Re: Response Letter

August 12, 2019

There are risk factors associated with the preferential treatment to the participant borrowers, as follows:

Arnold Program participants may borrow more loans from the Company than non-participants, which may result in a higher probability of defaulted loans.

Borrowers who have completed the Arnold Programs are eligible to receive certain preferential treatment from the Company, including, borrowing up to Four (4) loans from the Company regardless of his or her past experience in the real estate industry. Participant experience varies widely and there is no general criteria in admitting these borrowers into the Arnold Programs. Accordingly, there is a higher risk in providing a larger number of loans to participant borrowers, as the borrowers may not have the capacity or sufficient experience in the real estate industry to successfully repay their loans. Because of the increased capacity in which these participants can borrow, there is greater exposure to default in these loans.

Higher Loan-to-Value ratios of Arnold Program participants may create a higher risk related to repayment of loans and/or recoupment of fees.

Arnold Program participants may borrow loans from the Company at higher Loan-to-Value ratios, which may include fees associated with the origination of the loan in the loan’s principal balance.  Preferential treatments, such as the higher Loan-to-Value ratios, are generally not provided to the non-participants. Higher Loan-to-Value ratios increase the risk of loss. For example, if the real property securing the loan decreases in value to the point that the loan amount is higher than the price of the property, the Company will take a loss in the event of sale. There is generally no recourse against the borrower for the remaining unpaid loan amount. Accordingly, the higher the Loan-to-Value ratio, the higher the risk to the Company (and the Members). Under such circumstances, the Members will be adversely impacted due to lower rate of return on Member investments.

There is no assurance that the Arnold Program participants will be successful in the real estate industry.

The principals of the Manager have developed the Arnold Programs to educate borrowers in the real estate industry. However, there is no assurance or guarantee that such participants will be successful.  The success or failure of participants impacts the brand and reputation of the Arnold Programs. Adverse impact on the Arnold Program brand may severely and negatively impact the profitability of the Company.

Please see pages 42-43 of the revised risk factors.

Comment No. 7

1.	We note your response to comment 20, and we reissue the comment. With respect to the Loan Servicing Fee, please revise your offering circular to clarify what services the Manager is being paid for and provide more detail regarding how the fee may vary from loan to loan.

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Re: Response Letter

August 12, 2019

Response to Comment No. 7

In response to Staff’s comments, the Manager will service the Loans for a fee under the Loan Servicing Fee. These services are generally administrative. Specifically, the Manager will provide the following services under the fictitious business name of Lake City Servicing:

1.	Preparation, distribution, and maintenance of borrower statement of accounts;

2.	Collection of interest and principal payments, and collection and payment of taxes or insurances (where applicable);

3.	Recording security instruments securing the loans;

4.	Maintenance of documentation of payments and recordings, storage and security;

5.	Due diligence on Loan borrowers;

6.	Default workout structuring, including any follow-ups on delinquencies and other similar activities;

7.	Collateral monitoring; and

8.	Coordination of legal compliance related to foreclosures, including forbearance processing and navigation of sale or auction of foreclosure.

The fees payable to the Manager varies depending on the size of the Loan amount. The Manager will receive Two Hundred Dollars ($200) servicing set-up fee as a one-time fee and a non-refundable fee of Fifteen Dollars ($15) multiplied by the number of months of the Loan term.

In addition, if the Loan is less than $500,000, then the loan servicing fee will be $20 per month, and if equal to or greater than $500,000, then the loan servicing fee will be $30 per month.

Although currently not anticipated, if the Manager decides to retain the services of a third-party loan servicing company, the loan servicing fee may be different than the one the Manager charges. The loan servicing fee will be based on then contract amount charged by the third-party loan servicer.

Please see the revised Offering Circular in pages 27 and 33. In addition, please see Sections 5.5 and 5.7 of the Operating Agreement.

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Re: Response Letter

August 12, 2019

Comment No. 8

1.	We note your response to comment 21, and we reissue the comment. Please revise your disclosure to illustrate how your fees may be calculated. Please refer to Item 4.C of Industry Guide 5.

Response to Comment No. 8

In response to the Staff’s comments, please see the revised compensation section in pages 32-35 of the Offering Circular. However, the Company currently cannot determine the actual amount of the following fees, which are incorporated to the Offering Circular, as follows:

Asset Management Fees: the total amount of Asset Management Fee cannot be determined at this time as it depends on the total amount of Net Assets Under Management. The Net Assets Under Management are primarily dependent upon the proceeds the Company raises pursuant to this Offering.

Profit Participation: the actual amount of Net Profits cannot be quantified at this time as the Net Profits are dependent upon the performance of the Company.

Origination and Lender Discount Points: The actual amount of Loan Origination Fees, including the split, cannot be determined at this time, as these fees will be dependent upon the number of Loans originated by the Company.

Purchasing of Existing Loans: The actual fee amount cannot be determined at this time, as these fees will be dependent upon the number and the size of the existing loan amounts.

Late Fees and Late Charges: The actual amount of late fees and late charges cannot be determined at this time, as these fees are dependent upon the number of loans that are late (thereby incurring such fees), the original value of the loans, and the contract amount stated of such late fees or late charges.

Rehabilitation Fees: The actual rehabilitation fees cannot be determined at this time, as the rehabilitation fees depend on the number of distressed real properties acquired by the Company.

Real Estate Commissions: The actual amount of Real Estate Commissions cannot be determined at this time as these commissions are dependent upon the number of properties being sold by the Company.

Property Management Fee: The actual amount of property management fee cannot be determined at this time, as these fees are dependent upon the contract amount stated for services provided by the property management company, or the rent amount actually collected by the Company.

Operating Expenses: The actual amount of reimbursement of ordinary and reasonable business expenses of the Company cannot be determined at this time, as these reimbursements are dependent upon the result of the Company’s operations.

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Re: Response Letter

August 12, 2019

Notwithstanding the foregoing, and in accordance with Item 4.C of Industry Guide 5, we provide the following figures as a supplement with the filing of the offering documents. The figures below are for illustrations purposes only, as follows:

Illustration 1: Asset Management Fee – Three Scenarios.

Asset Management Fee: The Asset Management Fee equal to annualized rate of 1.75%, payable monthly, based on Net Assets Under Management. The Net Assets Under Management refer to the Company assets, including notes (at book value), real estate owned (at the lower of cost or fair market value), accounts receivable, advances made to protect loan security, unamortized organizational expenses, cash and any other Company assets, less Company liabilities.
Total Company Assets: $10,000,000	Total Company Assets: $25,000,000	Total Company Assets: $50,000,000
Company liabilities: $2,000,000	Company liabilities: $5,000,000	Company liabilities: $10,000,000
Net Assets Under Management: $8,000,000	Net Assets Under Management: $20,000,000	Net Assets Under Management: $40,000,000
Asset Management Fee: $140,000 per annum or $11,666.67 per month.	Asset Management Fee: $350,000 per annum or $29,166.67 per month.	Asset Management Fee: $700,000 per annum or $58,333.33 per month.

Illustration 2: Loan Closing Fees:

Assumption: the Company assumes that it has originated a loan in the principal amount of $1,000,000 at the interest rate of 10% with a term of 12 months. The borrower will pay the following fees at closing.
Loan Origination Fee:	$2,991. (80% to Manager; 20% to Company)
Loan Servicing Fee:	$200 set-up fee; $180 non-refundable fee; $30 per month x 12 months (term) = $360 Total: $740
Loan Processing, Documentation, and Other Similar Fees:	$200 (payable to third party company)
Total Loan Closing Fees:	$3,931
Allocation of Fees:	Manager: $3,132.80 Company: $598.20 Third party documentation/processor: $200

Illustration 3: Post-Closing Fees:

Assumption: The same borrower who obtained the loan with the principal amount of $1,000,000 at the interest rate of 10% with a 12-month term. The borrower undergoes default and requests extension. The borrower will pay the following fees at extension:
	Three (3) month extension	Six (6) month extension	Twelve (12) month extension
Default Fee	$500	$500	$500
Extension Fee	$250	$500	$1000
Late Fees and Charges (varies per loan document)	$1,000 (per loan document which is split 50% to the Company and 50% to the Manager)	$2000 (per loan document, which is split 50% to the Company and 50% to the Manager)	$1,500 (per loan document, which is split 50%/50%)
Other Loan Fees	$185	$185	$185
Total Fees	$1,935	$3,185	$3,185
Allocation of Fees:	Manager: $1,435 Company: $500	Manager: $2,185 Company: $1,000	Manager: $2,435 Company: $750

Best Regards,

/s/ Kevin S. Kim

Kevin S. Kim, Esq.

Partner

Corporate & Securities Division

Geraci Law Firm.

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